Exhibit 1

Cyren Reports First Quarter 2017 Results

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Launch of Cyren Cloud Security 4.0 Enables Continued Revenue Growth Throughout 2017

McLean, Va. – May 16, 2017 – Cyren (NASDAQ: CYRN) today announced its first quarter 2017 financial results for the period ending March 31, 2017.

“Cyren posted another good sales quarter with revenues of $8.0 million, up 8% year over year,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “We signed more new Security as a Service customers than in any previous quarter and successfully launched Cyren Cloud Security 4.0. This release makes it easy for customers to access and manage Cyren’s suite of Internet Security services via a single integrated platform.”

Cyren Cloud Security is the industry’s first and only solution that can deliver web security, email security, DNS-based security, cloud sandboxing and cloud access security all from a single unified SaaS platform. The solution is targeted at both SMB/SME and larger enterprise customers who seek to simplify and integrate the management of multiple security platforms, and benefit from Cyren’s fastest time-to-protection in the security industry.

First Quarter 2017 Financial Highlights:

●	Revenues for the first quarter of 2017 were $8.0 million, up 8% from $7.4 million for the first quarter of 2016.

●	GAAP net loss for the first quarter of 2017 was $2.5 million, compared to a net loss of $1.5 million in the first quarter of 2016 and $2.9 million in the fourth quarter of 2016.

●	GAAP loss per basic and diluted share for the first quarter of 2017 was $0.06, compared to a loss of $0.04 per basic and diluted share for the first quarter of 2016 and $0.07 per share in the fourth quarter of 2016.

●	Non-GAAP net loss for the first quarter of 2017 was $2.4 million, compared to a Non-GAAP net loss of $1.9 million for the first quarter of 2016 and $1.9 million in the fourth quarter of 2016.

●	Non-GAAP loss per basic and diluted share was $0.06 for the first quarter of 2017, compared to a Non-GAAP loss of $0.05 per share in first quarter of 2016.

●	Operating cash usage during the first quarter was $1.9 million, compared to operating cash flow of $2.9 million in the first quarter of 2016.

●	Net cash flow during the first quarter was $2.9 million, compared to net cash usage of $2.4 million during the first quarter of 2016. This includes $6.3 million aggregate proceeds from financing activies resulting from a convertible note offering that closed March 27, 2017.

●	Cash balance as of March 31, 2017 was $13.5 million, compared to $10.6 million as of December 31, 2016. The company now has $6.3 million long-term debt on its balance sheet as a result of the convertible note offering.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	During the first quarter, Cyren added over 60 new Enterprise SaaS customers using either Cyren WebSecurity (CWS) or Cyren EmailSecurity (CES). The rate of new customer acquisition for Cyren’s Enterprise solutions is higher than any other single quarter, and includes competitive wins against Forcepoint, Cisco (OpenDNS), McAfee and Mimecast.

●	Cyren’s pipeline for Enterprise SaaS platform customers has grown over 45% in the last quarter, and the company is targeting to accelerate new customer acquisition in its Enterprise business over future quarters.

●	The company won a multi-year, multi-million dollar contract with a large tier 1 managed cloud computing service provider using Cyren’s Threat Intelligence Services, displacing another well-known security vendor who was the incumbent. The contract will have a positive revenue impact beginning in the fourth quarter of 2017.

●	Cyren renewed and expanded several large Threat Intelligence Service contracts in the United States, Europe and Asia. These include well known cloud security vendors who are heavily dependent on Cyren’s superior detection technology in order to deliver service to their enterprise customers.

●	Cyren issued $6.3 million aggregate principal amount of convertible notes with a conversion price of $2.50 per share, representing a 25% premium to the $2.00 per share closing price prior to the offering. The notes are unsecured, unsubordinated obligations and carry a 5.0% interest rate for a 2.5 year term, payable semi-annually in 50% cash and 50% cash or ordinary shares at Cyren's election. Cyren still maintains the ability to sell an additional $3.7 million of these convertible notes on the same terms.

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●	On April 1, 2017 John Becker formally began his term with Cyren’s Board of Directors after being approved by shareholders in December 2016. John brings over 30 years of security and technology industry experience to Cyren, including serving as the CEO of Sourcefire prior to its $2.7 billion sale to Cisco. John also served as the CEO of ScienceLogic, Approva, Cybertrust, Trusecure and Axent Technologies.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, May 16, 2017.

U.S. Dial-in Number: Israel Dial-in Number: International Dial-in Number:	1-877-397-0298 1-80-925-8243 1-719-325-4853

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=124284.

For those unable to participate in the live conference call, a replay will be available until June 30, 2017. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 3848253. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren:

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web security, email security, DNS security and cloud sandboxing solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security-as-a-service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com. To test the effectiveness of your current web security solution, go to www.cyren.com/security-test.html.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

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Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Israel Investor Contact

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended March 31
	2017	2016
	Unaudited	Unaudited
Revenues	$7,959	$7,411
Cost of revenues	3,032	2,051
Gross profit	4,927	5,360
Operating expenses:
Research and development, net	2,290	2,278
Sales and marketing	3,573	2,743
General and administrative	1,563	1,697
Total operating expenses	7,426	6,718
Operating loss	(2,499)	(1,358)
Other income	1	7
Financial expense, net	(75)	(93)
Loss before taxes	(2,573)	(1,444)
Tax benefit (expense)	55	(51)
Net loss	$(2,518)	$(1,495)
Loss per share - basic	$(0.06)	$(0.04)
Loss per share - diluted	$(0.06)	$(0.04)
Weighted average number of shares outstanding:
Basic	39,179	39,121
Diluted	39,179	39,121

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in thousands of U.S.dollars, except per share amounts)

	Three months ended March 31
	2017	2016
	Unaudited	Unaudited

GAAP operating loss	$(2,499)	$(1,358)
Stock-based compensation (1)	280	247
Amortization of intangible assets (2)	1,040	394
Adjustment to deferred revenues (5)	-	42
Capitalization of technology (6)	(1,126)	(947)
Non-GAAP operating loss	$(2,305)	(1,622)

GAAP net loss	$(2,518)	$(1,495)
Stock-based compensation (1)	280	247
Amortization of intangible assets (2)	1,040	394
Adjustment to earn-out liabilities and related expenses (3)	31	-
Amortization of deferred tax assets (4)	(60)	(77)
Adjustment to deferred revenues (5)	-	42
Capitalization of technology (6)	(1,126)	(978)
Non-GAAP net loss	$(2,353)	$(1,867)

GAAP loss per share (diluted)	$(0.06)	$(0.04)
Stock-based compensation (1)	0.00	0.01
Amortization of intangible assets (2)	0.03	0.01
Adjustment to earn-out liabilities and related expenses (3)	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	(0.00)
Adjustment to deferred revenues (5)	0.00	0.00
Capitalization of technology (6)	(0.03)	(0.03)
Non-GAAP loss per share (diluted)	$(0.06)	$(0.05)
Numbers of shares used in computing non-GAAP loss per share (diluted)	39,179	39,121

(1) Stock-based compensation
Cost of revenues	$33	$12
Research and development	82	83
Sales and marketing	55	52
General and administrative	110	100
	$280	$247
(2) Amortization of intangible assets
Cost of revenues	$874	$206
Sales and marketing	166	188
	$1,040	$394
(3) Adjustment to earn-out liabilities and related expenses
Financial expenses, net	31	-
	$31	$-
(4) Amortization of deferred tax assets
Tax benefit (expense)	$(60)	$(77)
	$(60)	$(77)
(5) Adjustment to deferred revenues
Revenues	$-	$42
	$-	$42
(6) Capitalization of technology
Research and development	$(1,126)	$(947)
Financial expenses, net	-	(31)
	$(1,126)	$(978)

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	March 31	December 31
	2017	2016
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	$13,538	$10,621
Trade receivables, net	3,024	3,061
Prepaid expenses and other receivables	1,321	918
Total current assets	17,883	14,600
Property and equipment, net	2,185	2,081
Goodwill and intangible assets, net	30,216	29,867
Severance pay fund	564	604
Lease deposits	402	380
Total long-term assets	33,367	32,932
Total assets	$51,250	$47,532

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$876	$764
Employees and payroll accruals	2,377	2,528
Accrued expenses and other liabilities	692	755
Earn-out consideration	3,122	3,041
Deferred revenues	4,377	4,609
Total current liabilities	11,444	11,697

Long term Convertible Note	4,286	-
Embedded conversion feature on Convertible Note	2,014	-
Deferred revenues	1,531	1,788
Deferred tax liability	1,343	1,374
Accrued severance pay	806	816
Other liabilities	121	119
Total long-term liabilities	10,101	4,097

Shareholders’ equity	29,705	31,738
Total liabilities and shareholders’ equity	$51,250	$47,532

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended March 31
	2017	2016
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(2,518)	$(1,495)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	-	2
Depreciation	275	323
Stock-based compensation	280	247
Amortization of intangible assets	1,040	394
Accrued interest, accretion of discount and exchange rate differences on credit line	-	(19)
Other expenses related to the earn-out consideration	31	-
Deferred taxes	(53)	(73)

Changes in assets and liabilities:
Trade receivables	25	129
Prepaid expenses and other receivables	(396)	(192)
Change in long-term lease deposits	(22)	(14)
Trade payables	90	(209)
Employees and payroll accruals, accrued expenses and other liabilities	(218)	(40)
Deferred revenues	(489)	3,827
Accrued severance pay, net	30	60
Other long-term liabilities	-	(1)
Net cash provided by (used in) operating activities	(1,925)	2,939

Cash flows from investing activities:

Capitalization of technology, net of grants received	(1,126)	(978)
Purchase of property and equipment	(354)	(263)
Net cash used in investing activities	(1,480)	(1,241)

Cash flows from financing activities:

Proceeds from convertible note	6,300	-
Payment of credit line	-	(4,150)
Proceeds from options exercised	6	-
Net cash provided by (used in) financing activities	6,306	(4,150)
Effect of exchange rate changes on cash	16	99
Increase (decrease) in cash and cash equivalents	2,917	(2,353)
Cash and cash equivalents at the beginning of the period	10,621	16,379
Cash and cash equivalents at the end of the period	$13,538	$14,026

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